Contact

www.linkedin.com/in/johnnyfontes
(LinkedIn)
www.aisinworld.com/ (Company)
www.aisin.com/en/3min/
(Company)

Top Skills

Continuous Improvement
Cross-functional Team Leadership
Account Management

John Fontes

Vice President at AISIN World Corp. of America
Detroit, Michigan, United States

Summary

The AISIN Group is a $35 billion global, Tier One supplier of automotive components and systems. It has over 214 consolidated companies in over 20 countries and some 110,000 employees.

In North America, AISIN Group companies have sales of more than $5 billion with 15,000 employees and 36 manufacturing, sales, and R & D centers, including FT-Techno of America, a 950-acre test track, and proving ground in Fowlerville, Michigan. Currently, AISIN is ranked sixth and thirteenth as the largest supplier in the world and North America, respectively.

Superior products through engineering excellence, progressive technological development, and dedication to service are some factors that have contributed to bringing AISIN to its position as a multi-award-winning global leader in automotive parts.

Our intense focus on research and development is the commitment that enables our company to offer vital, leading-edge technology to the automotive industry.

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Experience

AISIN World Corp. of America
18 years 10 months

Vice President Sales & Marketing
April 2025 - Present (7 months)

General Manager Sales & Marketing
April 2019 - April 2025 (6 years 1 month)
Northville, MI

General Manager Customer Sales
April 2018 - April 2019 (1 year 1 month)
Northville, MI

Sr. Manager / Engine, Drivetrain & Chemical / OE Sales
April 2014 - April 2018 (4 years 1 month)

Manager / Body Components / OE Sales
January 2013 - April 2014 (1 year 4 months)

Assistant Manager / Body Components / OE Sales
April 2010 - December 2012 (2 years 9 months)

Sales Engineer
January 2007 - March 2010 (3 years 3 months)

Education

Michigan State University
Applied Engineering Sciences, Graduate of the College of
Engineering · (1998 - 2003)